UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2015

Commission File Number: 001-34936

NOAH HOLDINGS LIMITED

No. 32 Qinhuangdao Road, Building C,

Shanghai 200082, People’s Republic of China

(86-21) 3860-2301

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOAH HOLDINGS LIMITED

By:	/s/ Ching Tao

Name:	Ching Tao
Title:	Chief Financial Officer

Date: August 4, 2015

EXHIBIT INDEX

Exhibit 99.1 – Press Release

Exhibit 99.1

NOAH HOLDINGS LIMITED ANNOUNCES UNAUDITED FINANCIAL RESULTS

FOR THE SECOND QUARTER OF 2015

SHANGHAI, CHINA — August 3, 2015 — Noah Holdings Limited (“Noah” or the “Company”) (NYSE: NOAH), a leading wealth management services provider with a focus on global wealth investment and asset allocation services for high net worth individuals and enterprises in China, today announced its unaudited financial results for the second quarter of 2015.

Starting from the fourth quarter of 2014, the Company has presented its financial results in three business segments, (i) wealth management, (ii) asset management and (iii) internet finance. To facilitate comparisons with these second quarter 2015 financial results, the Company has also presented its historical second quarter 2014 financial results in this press release according to these three business segments.

SECOND QUARTER 2015 FINANCIAL HIGHLIGHTS

•	Net revenues in the second quarter of 2015 were US$93.2 million, a 30.4% increase from the corresponding period in 2014.

(US$ millions, except percentages)	Q2 2014	Q2 2014 Segment %	Q2 2015	Q2 2015 Segment %	YoY Change
Wealth management	47.9	67.1%	72.7	78.0%	51.6%
Asset management	23.0	32.2%	17.7	19.0%	(23.2%)
Internet finance	0.5	0.7%	2.8	3.0%	489.7%

Total net revenues	71.4	100.0%	93.2	100.0%	30.4%

•	Income from operations in the second quarter of 2015 was US$31.2 million, a 10.2% increase from the corresponding period in 2014.

(US$ millions, except percentages)	Q2 2014	Q2 2014 Segment %	Q2 2015	Q2 2015 Segment %	YoY Change
Wealth management	17.2	60.7%	27.3	87.6%	59.0%
Asset management	12.2	43.3%	9.0	28.8%	(26.6%)
Internet finance	(1.1)	(4.0%)	(5.1)	(16.5%)	350.5%

Income from operations	28.3	100.0%	31.2	100.0%	10.2%

•	Net income attributable to Noah shareholders in the second quarter of 2015 was US$27.3 million, a 19.4% increase from the corresponding period in 2014.

•	Non-GAAP[1] net income attributable to Noah shareholders in the second quarter of 2015 was US$30.9 million, a 25.4% increase from the corresponding period in 2014.

[1]	Noah’s Non-GAAP financial measures are its corresponding GAAP financial measures as adjusted by excluding the effects of all forms of share-based compensation.

SECOND QUARTER 2015 OPERATIONAL UPDATES

Wealth Management Business

The Company’s wealth management business provides global wealth investment and asset allocation services to high net worth individuals and enterprise clients in China.

•	The total number of registered clients as of June 30, 2015 was 81,939, consisting of 78,947 registered individual clients, 2,873 registered enterprise clients and 119 wholesale clients that have entered into cooperation agreements with the Company, a 34.8% increase since June 30, 2014.

•	The total number of active clients[2] during the second quarter of 2015 was 6,101, a 72.4% increase from the corresponding period in 2014[3].

•	The aggregate value of wealth management products distributed by the Company during the second quarter of 2015 was US$5.9 billion (approximately RMB36.5 billion), a 100.8% increase from the corresponding period in 2014. Excluding US$1.3 billion (approximately RMB8.2 billion) IPO fund products that were terminated and subsequently refunded to our clients in July due to extreme market conditions and an abrupt regulatory policy change in China (the IPO hiatus), the aggregate value of wealth management products during the second quarter of 2015 was US$4.6 billion (approximately RMB 28.3 billion), a 55.6% increase from the corresponding period in 2014.

Product type	Three months ended June 30,
	2014		2015		2015[3]
	(RMB in billions, except percentages)
Fixed income products	11.7	64.3%	5.7	15.7%	5.7	20.3%
Private equity products	5.3	29.3%	9.9	27.0%	9.9	34.9%
Secondary market equity fund products	0.5	2.9%	20.9	57.2%	12.6	44.7%
Other products	0.6	3.5%	0.0	0.1%	0.0	0.2%

All products	18.2	100.0%	36.5	100.0%	28.3	100.0%

•	The average transaction value per client[4] in the second quarter of 2015 was US$1.0 million (approximately RMB6.0 million), a 16.4% increase from the corresponding period in 2014, reflecting a change in product mix[3].

•	The coverage network included 112 branches and sub-branches covering 64 cities as of June 30, 2015 and March 31, 2015, up from 89 branches and sub-branches covering 57 cities as of June 30, 2014.

•	The number of relationship managers was 953 as of June 30, 2015, up from 690 as of June 30, 2014 and 834 as of March 31, 2015.

[2]	“Active clients” refers to those registered clients who purchased wealth management products distributed by Noah during the period specified.
[3]	Excluding US$1.3 billion (approximately RMB8.2 billion) IPO fund products that were terminated and subsequently refunded to clients in July, the total number of active clients during the second quarter of 2015 was 5,412, a 53.0% increase from the corresponding period in 2014; the aggregate value of wealth management products during the second quarter of 2015 was US$4.6 billion (approximately RMB 28.3 billion); the average transaction value per client in the second quarter of 2015 was US$0.8 million (approximately RMB5.2 million), a 1.7% increase from the corresponding period in 2014.
[4]	“Average transaction value per client” refers to the average value of wealth management products distributed by Noah that are purchased by active clients during the period specified.

Asset Management Business

The Company’s asset management business develops and manages financial products denominated in both Renminbi and U.S. dollars, covering real estate funds and funds of funds, including private equity funds, real estate funds, hedge funds and fixed income funds.

•	The total assets under management as of June 30, 2015 were US$10.4 billion (approximately RMB64.4 billion), a 36.2% increase from June 30, 2014 and a 9.4% increase from March 31, 2015.

Product type	As of March 31, 2015		Asset Growth	Asset Expiration	As of June 30, 2015
	(RMB in billions, except percentages)
Real estate funds and real estate funds of funds	35.1	59.6%	5.7	10.7	30.1	46.7%
Private equity funds of funds	14.8	25.1%	7.2	—	22.0	34.1%
Secondary market equity funds of funds	4.2	7.2%	5.6	0.6	9.2	14.3%
Other fixed income funds of funds	4.8	8.1%	0.4	2.0	3.1	4.9%

All products	58.9	100.0%	18.9	13.3	64.4	100.0%

Internet Finance Business

The Company’s internet finance business provides financial products and services through a proprietary internet finance platform to white-collar professionals in China.

•	The aggregate value of financial products distributed by the Company through its internet finance platform in the second quarter of 2015 was US$543.5 million (approximately RMB3.4 billion), a 56.5% increase from the first quarter of 2015.

•	The total number of enterprise clients as of June 30, 2015 was 354, up from 320 as of March 31, 2015.

Mr. Kenny Lam, Group President of Noah, said, “Despite the volatility in the broader market, we continue to see strong momentum across our businesses. We focus on providing a safe haven for our investors through wealth management, which reduces our exposure to short-term volatility. In fact, the market volatility has increased demand for our services from high-quality clients and strengthened our competitive advantage. We will continue to align our product strategy, client coverage and service development with our focus on allocating our clients’ assets for long-term returns.”

SECOND QUARTER 2015 FINANCIAL RESULTS

Net Revenues

Net revenues for the second quarter of 2015 were US$93.2 million, a 30.4% increase from the corresponding period in 2014, primarily due to increases in one-time commission revenues, recurring service fees and performance-based income.

•	Wealth Management Business

•	Net revenues from one-time commissions for the second quarter of 2015 were US$35.7 million, a 56.4% increase from the corresponding period in 2014, primarily due to an increase in the aggregate value of the wealth management products distributed by the Company.

•	Net revenues from recurring service fees for the second quarter of 2015 were US$25.0 million, a 3.2% increase from the corresponding period in 2014, mainly due to the cumulative effect of finance products previously distributed by the Company with chargeable recurring service fees, which was partially offset by the impact of lower recurring service fee rates due to a change in product mix.

•	Net revenues from other service fees for the second quarter of 2015 were US$11.9 million, a 1,338.1% increase from the corresponding period in 2014, primarily consisting of performance-based income received for secondary equity market fund products distributed by the Company.

•	Asset Management Business

•	Net revenues from recurring service fees for the second quarter of 2015 were US$13.0 million, a 12.3% increase from the corresponding period in 2014, primarily due to the increase in assets under management by the Company, partially offset by the impact of lower management fee rates due to a change in composition of asset types under management.

•	Net revenues from other service fees for the second quarter of 2015 were US$4.7 million, primarily consisting of performance-based income received for managing funds of secondary equity market funds. Performance-based income decreased by 58.8% compared with the corresponding period in 2014, due primarily to the timing of performance-based income from real estate funds being recognized. We received US$11.4 million performance-based income along with the full realization of performance-based income from the maturity of two real estate funds managed by us during the second quarter of 2014.

•	Internet Finance Business

•	Net revenues for the second quarter of 2015 were US$2.8 million, a 489.7% increase from the corresponding period in 2014, primarily because this is a new and fast growing business segment for the Company.

Operating costs and expenses

Operating costs and expenses include compensation and benefits, selling expenses, G&A expenses, other operating expenses and government subsidies. Operating cost and expenses for the second quarter of 2015 were US$62.0 million, a 43.6% increase from the corresponding period in 2014.

•	Wealth Management Business

Operating costs and expenses for the second quarter of 2015 were US$45.4 million, a 47.5% increase from the corresponding period in 2014.

•	Compensation and benefits includes compensation for relationship managers and back-office employees. Compensation and benefits for the second quarter of 2015 were US$36.7 million, a 58.3% increase from the corresponding period in 2014. In the second quarter of 2015, relationship manager compensation increased by 60.3% from the corresponding period in 2014, reflecting an increase in the aggregate value of financial products distributed and an increase in commission rate to relationship managers driven by the change in product mix. Other compensation for the second quarter of 2015 increased by 55.4% from the corresponding period in 2014, primarily due to increases in both the number of back-office employees and share-based compensation.

•	Selling expenses for the second quarter of 2015 were US$7.2 million, a 45.7% increase from the corresponding period in 2014, primarily due to increased general marketing expenses resulting from an increase in the Company’s marketing efforts, as well as increased training expenses and rental fees.

•	G&A expenses for the second quarter of 2015 were US$2.6 million, a 5.0% decrease from the corresponding period in 2014.

•	Other operating expenses, which include other costs incurred directly in relation to the Company’s revenues, for the second quarter of 2015 were US$0.9 million, an increase of 43.6% from the corresponding period in 2014. The increase was primarily due to the growth of other businesses within the wealth management segment.

•	Government subsidies represent cash subsidies received from local governments for general corporate purposes. The Company received US$2.1 million in government subsidies in the second quarter of 2015, compared to US$0.8 million in the corresponding period of 2014.

•	Asset Management Business

Operating costs and expenses for the second quarter of 2015 were US$8.7 million, a 19.3% decrease from the corresponding period in 2014.

•	Compensation and benefits include compensation of managers of institutional client relationships, fund managers and back-office employees. Compensation and benefits for the second quarter of 2015 were US$8.1 million, a 6.3% decrease from the corresponding period in 2014, primarily due to a decrease in performance fee compensation to fund managers as lower performance-based income was recognized in the second quarter of 2015 compared to the corresponding period in 2014.

•	Selling expenses for the second quarter of 2015 were US$0.8 million, a 64.3% increase from the corresponding period in 2014.

•	G&A expenses for the second quarter of 2015 were US$1.5 million, a 16.9% decrease from the corresponding period in 2014, primarily due to decreased consulting fees.

•	Government subsidies represent cash subsidies received from local governments for general corporate purposes. The Company received US$2.6 million in government subsidies in the second quarter of 2015, compared to US$0.1 million in the corresponding period in 2014.

•	Internet Finance Business

Operating costs and expenses, which represent the Company’s expenses in human resources, marketing and internet infrastructure, as well as other expenses incurred in promoting the Company’s internet finance business, for the second quarter of 2015 were US$7.9 million, primarily consisting of compensation and benefits of US$4.6 million, selling expenses of US$0.8 million, G&A expenses of US$1.0 million and other operating expenses of US$1.5 million.

Operating Margin

Operating margin for the second quarter of 2015 was 33.5%, as compared to 39.6% for the corresponding period in 2014.

•	Wealth Management Business

Operating margin for the second quarter of 2015 was 37.6%, compared to 35.8% for the corresponding period in 2014. The increase was mainly due to higher growth rate of net revenues than of operating costs and expenses in the second quarter of 2015, compared to the corresponding period in 2014.

•	Asset Management Business

Operating margin decreased to 50.8% for the second quarter of 2015 from 53.2% for the corresponding period in 2014. The decrease was primarily because the Company received less performance-based income in the second quarter of 2015, compared to the corresponding period in 2014.

•	Internet Finance Business

Operating loss for the second quarter of 2015 was US$5.1 million compared with US$1.1 million for the corresponding period of the prior year.

Income Tax Expenses

Income tax expenses for the second quarter of 2015 were US$7.4 million, a 3.9% decrease from the corresponding period in 2014. The decrease was primarily due to lower effective tax rate.

Net Income

•	Net Income

•	Net income attributable to Noah shareholders for the second quarter of 2015 was US$27.3 million, a 19.4% increase from the corresponding period in 2014.

•	Net margin for the second quarter of 2015 was 29.6%, as compared to 33.6% for the corresponding period in 2014.

•	Net income per basic and diluted ADS for the second quarter of 2015 was US$0.49 and US$0.46, respectively, as compared to US$0.41 and US$0.41, respectively, for the corresponding period in 2014.

•	Non-GAAP Net Income Attributable to Noah Shareholders

•	Non-GAAP net income attributable to Noah shareholders for the second quarter of 2015 was US$30.9 million, a 25.4% increase from the corresponding period in 2014.

•	Non-GAAP net margin for the second quarter of 2015 was 33.2%, as compared to 34.5% for the corresponding period in 2014.

•	Non-GAAP net income per diluted ADS for the second quarter of 2015 was US$0.51, as compared to US$0.44 for the corresponding period in 2014.

Balance Sheet and Cash Flow

As of June 30, 2015, the Company had US$251.9 million in cash and cash equivalents, compared to US$214.7 million as of June 30, 2014 and US$274.7 million as of March 31, 2015.

Cash inflow from the Company’s operating activities during the second quarter of 2015 was US$16.9 million.

Cash outflow from the Company’s investing activities during the second quarter of 2015 was US$41.0 million, primarily due to an increase in investments in affiliates and short-term investments.

Cash inflow from the Company’s financing activities for the second quarter of 2015 was US$1.3 million.

2015 FORECAST

The Company reiterates its estimate that non-GAAP net income attributable to Noah shareholders for the full year 2015 is expected to be in the range of US$90.0 million to US$95.0 million, an increase of 15.9% to 22.3% compared to the full year 2014. This estimate reflects management’s current business outlook and is subject to change.

CONFERENCE CALLS

Senior management will host two conference calls to discuss the Company’s second quarter unaudited financial results and recent business activities, one in English and one in Mandarin Chinese. The English language conference call will be held on Monday, August 3, 2015 at 8:00 pm Eastern Time / Tuesday, August 4, 2015 at 8:00 am Hong Kong Time. The Chinese language conference call will take place on Monday, August 3, 2015 at 9:30 pm Eastern Time / Tuesday August 4, 2015 at 9:30 am Hong Kong Time.

The conference calls may be accessed with the following details:

English language conference call

Date/Time	Monday, August 3, 2015 at 8:00 p.m., U.S. Eastern Time Tuesday, August 4, 2015 at 8:00 a.m., Hong Kong Time
Dial in details
- United States Toll Free	+1-888-346-8982
- Mainland China Toll Free	4001-201203
- Hong Kong Toll Free	800-905-945
- International	+1-412-902-4272
Conference Title	Noah Holdings Limited Second Quarter 2015 Earnings Call
PIN Code	No PIN required

A telephone replay will be available starting 1 hour after the end of the conference until August 11, 2015 at +1-877-344-7529 (US Toll Free) or +1-412-317-0088 (International Toll). The replay access code is 10069385.

A live webcast of the conference call and replay will be available at Noah’s investor relations website under the Events & Presentations section at http://ir.noahwm.com.

Chinese language conference call

Date/Time	Monday, August 3, 2015 at 9:30 p.m., U.S. Eastern Time Tuesday, August 4, 2015 at 9:30 a.m., Hong Kong Time
Dial in details
- United States Toll Free	+1-877-679-2987
- Mainland China Toll Free	800-803-6152
- Hong Kong Toll Free Local Access	800-908-575
- International	+852-3056-2688
Conference Title	Noah Holdings Limited Second Quarter 2015 Earnings Call (Chinese Language)
Participant PIN Code	770426#

A telephone replay will be available for thirty days starting immediately after the call at 3060 0238 (Hong Kong), +1-866-345-5132 (International), 1080-0265-2561 (Southern China) or 1080-0650-0588 (Northern China). The conference reference number is 216009#.

A live webcast of the conference call will be available at https://asia.anywhereconference.com. Use the Web Login: 312216009 and PIN Code: 770426 to access the live webcast. A replay of the conference call will be available at Noah’s investor relations website under the Events & Presentations section at http://ir.noahwm.com.

DISCUSSION OF NON-GAAP FINANCIAL MEASURES:

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures that exclude the effects of all forms of share-based compensation. The reconciliation of these non-GAAP financial measures to the nearest GAAP measures is set forth in the table captioned “Reconciliation of GAAP to Non-GAAP Results” below.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measure used by the Company may be prepared differently from, and therefore may not be comparable to, similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed non-GAAP net income results reflecting adjustments to exclude the impacts of share-based compensation to supplement U.S. GAAP financial data. As such, the Company believes that the presentation of the non-GAAP net income, non-GAAP income per diluted ADS and non-GAAP net margin provides important supplemental information to investors regarding financial and business trends relating to the Company’s financial condition and results of operations in a manner consistent with that used by management. Pursuant to U.S. GAAP, the Company recognized significant amounts of expenses for the restricted shares and share options in the periods presented. The Company utilized the non-GAAP financial results to make financial results comparable period to period and to better understand its historical business operations.

ABOUT NOAH HOLDINGS LIMITED

Founded in 2005, Noah Holdings Limited (NYSE: NOAH) is a leading wealth management services provider with a focus on global wealth investment and asset allocation services for high net worth individuals and enterprises in China. From its founding to June 30, 2015, Noah has distributed over US$38.9 billion of wealth management products. As of June 30, 2015, Noah had assets under management of US$10.4 billion.

Noah distributes a wide array of wealth management products, including fixed income products, private equity fund products, mutual fund products and insurance products. Noah also manages private equity funds, real estate funds, hedge funds, and other assets through Gopher Asset Management. In addition, in the second quarter of 2014, the Company launched a proprietary internet finance platform to provide financial products and services to white-collar professionals and enterprise clients in China. Noah delivers customized financial solutions to clients through a network of 953 relationship managers across 112 branches and sub-branches in 64 cities in China, and serves the international investment needs of its clients through a wholly owned subsidiary in Hong Kong. The Company’s wealth management business had 81,939 registered clients as of June 30, 2015.

Noah has won numerous awards, including Forbes’ Best Potential Business in China award in 2015, STCN’s Best Third Party Wealth Management Company award in 2014, Hurun Report’s Popular Independent Wealth Management Institution award in 2013 and 2014, and Deloitte’s Technology Fast 500 Asia Pacific award in 2013.

For more information please visit Noah at www.noahwm.com.

Foreign Currency Translation

This release contains translations of certain Renminbi (“RMB”) amounts into U.S. dollar (“US$”). Assets and liabilities are translated at the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on June 30, 2015, which was US$1.00 to RMB6.2000. Equity accounts are translated at historical exchange rates. Revenues, expenses, gains and losses are translated using the average of the exchange rates set forth in the H.10 statistical release of the Federal Reserve Board for the three months ended June 30, 2015, which was US$1.00 to RMB6.2029. Translation adjustments are reported as cumulative translation adjustments and are a separate component of other comprehensive income. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized, or settled into US$ at that rate or any other rate.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for 2015 and quotations from management in this announcement, as well as Noah’s strategic and operational plans, contain forward-looking statements. Noah may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Noah’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: its goals and strategies; its future business development, financial condition and results of operations; the expected growth of the wealth management market in China and internationally; its expectations regarding demand for and market acceptance of the products it distributes; its expectations regarding keeping and strengthening its relationships with key clients; relevant government policies and regulations relating to its industry; its ability to attract and retain quality employees; its ability to stay abreast of market trends and technological advances; its plans to invest in research and development to enhance its product choices and service offerings; competition in its industry in China and internationally; general economic and business conditions in China; and its ability to effectively protect its intellectual property rights and not infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Noah’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F. All information provided in this press release and in the attachments is as of the date of this press release, and Noah does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under applicable law.

Contacts:

Noah Holdings Limited

ir@noahwm.com

— FINANCIAL AND OPERATIONAL TABLES FOLLOW —

Noah Holdings Limited

Condensed Consolidated Balance Sheets

(In U.S. dollars)

(unaudited)

	As of
	March 31, 2015	June 30, 2015
	$	$
Assets
Current assets:
Cash and cash equivalents	274,749,812	251,883,093
Restricted cash	161,316	161,290
Short-term investments	74,421,069	133,088,055
Accounts receivable, net of allowance for doubtful accounts of nil at March 31, 2015 and June 30, 2015	21,301,387	34,349,714
Loans receivable	7,290,450	9,958,993
Deferred tax assets	3,379,741	3,524,609
Amounts due from related parties	33,465,479	35,040,481
Other current assets	12,561,226	14,691,017

Total current assets	427,330,480	482,697,252

Long-term investments	29,881,073	25,970,160
Investment in affiliates	38,095,239	43,631,358
Property and equipment, net	15,495,178	17,521,403
Non-current deferred tax assets	2,206,652	2,186,726
Other non-current assets	2,324,841	2,447,791

Total Assets	515,333,463	574,454,690

Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses	34,090,116	51,241,141
Income tax payable	12,269,189	10,174,139
Amounts due to related parties	236	252
Deferred revenues	15,598,399	16,994,631
Other current liabilities	30,556,280	39,296,687

Total current liabilities	92,514,220	117,706,850

Non-current uncertain tax position liabilities	1,794,380	1,794,215
Convertible notes	80,000,000	80,000,000
Other non-current liabilities	5,791,812	7,921,589

Total Liabilities	180,100,412	207,422,654

Equity	335,233,051	367,032,036

Total Liabilities and Equity	515,333,463	574,454,690

Noah Holdings Limited

Condensed Consolidated Income Statements

(In U.S. dollars, except for ADS data, per ADS data and percentages)

(unaudited)

	Three months ended		Change
	June 30,	June 30,
	2014	2015
	$	$
Revenues:
Third-party revenues
One-time commissions	13,111,433	16,818,672	28.3%
Recurring service fees	14,302,852	15,836,187	10.7%
Other service fees	1,370,952	19,958,882	1355.8%

Total third-party revenues	28,785,237	52,613,741	82.8%
Related party revenues
One-time commissions	11,070,474	20,945,933	89.2%
Recurring service fees	23,585,064	24,264,855	2.9%
Other service fees	12,081,123	365,734	(97.0%)

Total related party revenues	46,736,661	45,576,522	(2.5%)
Total revenues	75,521,898	98,190,263	30.0%
Less: business taxes and related surcharges	(4,077,767)	(5,027,313)	23.3%

Net revenues	71,444,131	93,162,950	30.4%

Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(13,595,563)	(22,951,171)	68.8%
Performance fee compensation	(3,536,240)	(1,160,753)	(67.2%)
Other compensation	(15,898,647)	(25,311,301)	59.2%

Total compensation and benefits	(33,030,450)	(49,423,225)	49.6%
Selling expenses	(5,430,444)	(8,787,090)	61.8%
General and administrative expenses	(4,716,227)	(5,069,950)	7.5%
Other operating expenses	(838,877)	(3,332,854)	297.3%
Government subsidies	862,745	4,632,926	437.0%

Total operating costs and expenses	(43,153,253)	(61,980,193)	43.6%

Income from operations	28,290,878	31,182,757	10.2%

Other income:
Interest income	1,527,263	1,449,198	(5.1%)
Interest expenses	—	(649,884)	0.0%
Investment income	1,247,554	2,012,734	61.3%
Other income	23,982	31,156	29.9%

Total other income	2,798,799	2,843,204	1.6%

Income before taxes and loss from equity in affiliates	31,089,677	34,025,961	9.4%
Income tax expense	(7,706,562)	(7,405,406)	(3.9%)
Income from equity in affiliates	647,103	944,270	45.9%

Net income	24,030,218	27,564,825	14.7%
Less: net income attributable to non-controlling Interests	1,158,911	262,808	(77.3%)

Net income attributable to Noah shareholders	22,871,307	27,302,017	19.4%

Income per ADS, basic	0.41	0.49	19.5%
Income per ADS, diluted	0.41	0.46	12.2%
Margin analysis:
Operating margin	39.6%	33.5%	(15.5%)
Net margin	33.6%	29.6%	(12.0%)
Weighted average ADS equivalent: [1]
Basic	55,668,048	56,248,968	1.0%
Diluted	56,379,038	60,565,019	7.4%
ADS equivalent outstanding at end of period	55,748,158	56,313,035	1.0%

[1]	Assumes all outstanding ordinary shares are represented by ADSs. Each ordinary share represents two ADSs.

Noah Holdings Limited

Condensed Comprehensive Income Statements

(In U.S. dollars)

(unaudited)

	Three months ended		Change
	June 30,	June 30,
	2014	2015
	$	$
Net income	24,030,218	27,564,825	14.7%
Other comprehensive income, net of tax:
Foreign currency translation adjustments	539,010	(70,414)	(113.1%)
Fair value fluctuation of available for sale investment (after tax)	47,801	(328,616)	(787.5%)

Comprehensive income	24,617,029	27,165,795	10.4%
Less: Comprehensive income attributable to non-controlling interests	1,188,986	306,992	(74.2%)

Comprehensive income attributable to Noah shareholders	23,428,043	26,858,803	14.6%

Noah Holdings Limited

Supplemental Information

(unaudited)

	As of		Change
	June 30, 2014	June 30, 2015
Number of registered clients	60,801	81,939	34.8%
Number of relationship managers	690	953	38.1%
Number of cities	57	64	12.3%

	Three months ended
	June 30, 2014	June 30, 2015	Change	June 30, 2015*	Change
	(in millions of RMB, except number of active clients and percentages)
Number of active clients	3,538	6,101	72.4%	5,412	53.0%
Transaction value:

Fixed income products	11,701	5,746	(50.9%)	5,746	(50.9%)

Private equity fund products	5,328	9,874	85.3%	9,874	85.3%
Secondary market equity fund products	519	20,858	3917.2%	12,647	2335.8%
Other products, including mutual fund products, and insurance products	642	44	(93.1%)	44	(93.1%)

Total transaction value	18,190	36,522	100.8%	28,311	55.6%

Average transaction value per client	5.14	5.99	16.4%	5.23	1.7%

*	Excluding the impact of US$1.3 billion (approximately RMB8.2 billion) IPO fund products.

Noah Holdings Limited

Segment Condensed Income Statements

(In U.S. dollars, except for ADS data, per ADS data and percentages)

(unaudited)

	Three months ended June 30, 2014
	Wealth Management Business	Asset Management Business	Internet Finance	Total
	$	$	$	$
Revenues:
Third-party revenues
One-time commissions	13,111,433	—	—	13,111,433
Recurring service fees	10,704,377	3,598,475	—	14,302,852
Other service fees	749,630	127,743	493,579	1,370,952

Total third-party revenues	24,565,440	3,726,218	493,579	28,785,237

Related party revenues
One-time commissions	11,070,474	—	—	11,070,474
Recurring service fees	14,960,811	8,619,386	4,867	23,585,064
Other service fees	126,846	11,954,277	—	12,081,123

Total related party revenues	26,158,131	20,573,663	4,867	46,736,661

Total revenues	50,723,571	24,299,881	498,446	75,521,898
Less: business taxes and related surcharges	(2,784,075)	(1,266,033)	(27,659)	(4,077,767)

Net revenues	47,939,496	23,033,848	470,787	71,444,131

Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(13,595,563)	—	—	(13,595,563)
Performance Fee Compensation	—	(3,536,240)	—	(3,536,240)
Other compensation	(9,618,185)	(5,106,497)	(1,173,965)	(15,898,647)

Total compensation and benefits	(23,213,748)	(8,642,737)	(1,173,965)	(33,030,450)
Selling expenses	(4,938,062)	(459,934)	(32,448)	(5,430,444)
General and administrative expenses	(2,719,979)	(1,771,453)	(224,795)	(4,716,227)
Other operating expenses	(635,786)	(24,558)	(178,533)	(838,877)
Government subsidies	752,562	110,183	—	862,745

Total operating costs and expenses	(30,755,013)	(10,788,499)	(1,609,741)	(43,153,253)

Income from operations	17,184,483	12,245,349	(1,138,954)	28,290,878

Noah Holdings Limited

Segment Condensed Income Statements

(In U.S. dollars, except for ADS data, per ADS data and percentages)

(unaudited)

	Three months ended June 30, 2015
	Wealth Management Business	Asset Management Business	Internet Finance	Total
	$	$	$	$
Revenues:
Third-party revenues
One-time commissions	16,800,132	18,540	—	16,818,672
Recurring service fees	13,472,567	2,363,620	—	15,836,187
Other service fees	12,581,482	4,535,079	2,842,321	19,958,882

Total third-party revenues	42,854,181	6,917,239	2,842,321	52,613,741

Related party revenues
One-time commissions	20,945,933	—	—	20,945,933
Recurring service fees	12,977,040	11,287,815	—	24,264,855
Other service fees	—	361,645	4,089	365,734

Total related party revenues	33,922,973	11,649,460	4,089	45,576,522

Total revenues	76,777,154	18,566,699	2,846,410	98,190,263
Less: business taxes and related surcharges	(4,082,383)	(874,684)	(70,246)	(5,027,313)

Net revenues	72,694,771	17,692,015	2,776,164	93,162,950

Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(21,796,011)	(368,037)	(787,123)	(22,951,171)
Performance fee compensation	—	(1,160,753)	—	(1,160,753)
Other compensation	(14,949,864)	(6,573,459)	(3,787,978)	(25,311,301)

Total compensation and benefits	(36,745,875)	(8,102,249)	(4,575,101)	(49,423,225)
Selling expenses	(7,193,953)	(755,721)	(837,416)	(8,787,090)
General and administrative expenses	(2,584,069)	(1,471,388)	(1,014,493)	(5,069,950)
Other operating expenses	(912,887)	(939,682)	(1,480,285)	(3,332,854)
Government subsidies	2,066,049	2,566,877	—	4,632,926

Total operating costs and expenses	(45,370,735)	(8,702,163)	(7,907,295)	(61,980,193)

Income from operations	27,324,036	8,989,852	(5,131,131)	31,182,757

Noah Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In U.S. dollars, except for ADS data and percentages)

(unaudited)

	Three months ended
	June 30,	June 30,	Change
	2014	2015
	$	$
Net margin	33.6%	29.6%	(12.0%)
Adjusted net margin (non-GAAP)*	36.1%	33.5%	(7.3%)

Net income attributable to Noah shareholders	22,871,307	27,302,017	19.4%
Adjustment for share-based compensation related to:
Share options	479,049	1,758,975	267.2%
Restricted shares	1,287,005	1,842,274	43.1%

Adjusted net income attributable to Noah Shareholders (non-GAAP)*	24,637,361	30,903,266	25.4%

Net income attributable to Noah shareholders per ADS, diluted	0.41	0.46	12.2%
Adjusted net income attributable to Noah shareholders per ADS, diluted (non-GAAP)*	0.44	0.51	15.9%

*	The non-GAAP adjustments do not take into consideration the impact of taxes on such adjustments.